Exhibit 99.1

ASX ANNOUNCEMENT

15 December, 2017

PROFIT WARNING

Integrated Media Technology Limited (ASX: ITL; NASDAQ: IMTE) (IMT) provides an update to the market on its financial results for the year ended 31 December 2017.

The Company is in the early stages of preparing its consolidated financial statements for the year ended 31 December 2017. Based on the preliminary assessment of the internal management accounts and information currently available to the Company, it is expected the revenue and profit of the Company for FY2017 will be decreased by more than 50% as compared to FY2016. The decrease in revenue and profit was mainly attributable to substantial decrease in our sales of 3D autostereoscopic products, software and technology solutions, and postponed deployment of 3D autostereoscopic digital signage by our major customers and delay in some sales orders of technology solutions which are expected to resume in 2018.

The information contained in this announcement is made for market guidance and continuous disclosure, and is based upon a preliminary assessment of the Company's unaudited management accounts. The internal management accounts used for this assessment have not been audited or reviewed by the Company's auditor.

Shareholders and potential investors are advised to carefully review and read the Company's announcement releasing its final audited consolidated financial statements for the year ended 31 December 2017 (anticipated announcement date: end of March 2018).

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948